Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in this Registration Statement on Form S-3 (Registration No. 333-155164) of OccuLogix, Inc. (the "Company") of our reports dated March 14, 2008 (except for note 2(a) as to which the date is July 18, 2008) with respect to the consolidated financial statements and financial statement schedule of the Company, and March 14, 2008 (except for internal control over financial reporting related to the material weakness described in the sixth paragraph of that report, as to which the date is July 18, 2008) on the effectiveness of internal control over financial reporting of the Company, included in Amendment No. 5 to the Annual Report on Form 10-K/A for the year ended December 31, 2007, which Amendment No. 5 was filed on August 27, 2008.

December 17, 2008	/s/ Ernst &Young LLP
Toronto, Canada	Chartered Accountants
Licensed Public Accountants